January 14, 2026

Brandon Alexandroff
Chief Financial Officer
Rumble Inc.
444 Gulf of Mexico Dr
Longboat Key, FL 34228

       Re: Rumble Inc.
           Draft Registration Statement on Form S-4
           Filed January 2, 2026
           File No. 377-08907
Dear Brandon Alexandroff:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Sean Ewen